Exhibit 99.1
INDEPENDENT AUDITORS’ REPORT
To the Partners of BSK Del Partner, L.P.:

We have audited the accompanying consolidated financial statements of BSK Del Partner, L.P. (the “Partnership”), which comprise the balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, partners' capital, and cash flows for the year ended December 31, 2012 and for the period from February 4, 2011 (Inception Date) to December 31, 2011, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BSK Del Partner, L.P. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and for the period from February 4, 2011 (Inception Date) to December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
March 28, 2013

BSK DEL PARTNER, L.P. (SUCCESSOR)
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
Assets:	2012	2011
Property and equipment	$560,481	$552,872
Less accumulated depreciation	(35,297)	(16,625)
Net property and equipment	525,184	536,247

Intangible assets, net of accumulated amortization of $0 and $1,137	42,388	43,616
Cash and cash equivalents	7,929	23,223
Restricted cash	10,029	8,723
Accounts receivable, net of allowance for doubtful accounts of $43 and $33	5,807	5,662
Deferred financing costs, net of accumulated amortization of $10,674 and $5,105	464	6,033
Deferred tax asset	2,074	1,691
Prepaid expenses and other assets	4,336	4,875
Total assets	$598,211	$630,070

Liabilities and partners’ capital:
Liabilities:
Mortgages payable	$425,000	$425,000
Accounts payable and accrued expenses	22,261	23,951
Due to affiliate	715	290
Total liabilities	447,976	449,241

Partners’ capital	150,235	180,829
Total liabilities and partners’ capital	$598,211	$630,070

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BSK DEL PARTNER, L.P. (SUCCESSOR)
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	For the year ended December 31, 2012	For the period February 4, 2011 (Inception Date) to December 31, 2011
Revenues:
Rooms	$68,916	$62,451
Food and beverage	49,059	44,667
Other hotel operating revenue	22,245	20,632
Total revenues	140,220	127,750

Operating Costs and Expenses:
Rooms	20,416	18,529
Food and beverage	29,345	26,338
Other departmental expenses	36,040	32,401
Hotel management fees	3,933	3,629
Other hotel expenses	9,764	5,366
Corporate expenses	23,201	1,969
Depreciation and amortization	20,051	17,762
Total operating costs and expenses	142,750	105,994
Operating (loss) income	(2,530)	21,756
Interest expense	(30,204)	(27,362)
Interest income	15	2
Other expenses, net	(58)	(2,288)
Loss before income taxes	(32,777)	(7,892)
Income tax benefit (expense)	383	(164)
Net loss	$(32,394)	$(8,056)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BSK DEL PARTNER, L.P. (SUCCESSOR)
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(In thousands)

	Capital Contributions	Distributions	Accumulated Losses	Total Partners’ Capital
Balance at February 4, 2011 (Inception Date)	$—	$—	$—	$—
Contributions	188,885	—	—	188,885
Net loss	—	—	(8,056)	(8,056)
Balance at December 31, 2011	188,885	—	(8,056)	180,829
Contributions	21,500		—	21,500
Distributions	—	(19,700)		(19,700)
Net loss	—	—	(32,394)	(32,394)
Balance at December 31, 2012	$210,385	$(19,700)	$(40,450)	$150,235

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BSK DEL PARTNER, L.P. (SUCCESSOR)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended December 31, 2012	For the period from February 4, 2011 (Inception Date) to December 31, 2011
Operating Activities:
Net loss	$(32,394)	$(8,056)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Deferred income tax	(383)	164
Depreciation and amortization	20,051	17,762
Amortization of deferred financing costs	5,569	5,105
Mark to market of derivative financial instruments	24	1,808
Increase in accounts receivable	(145)	(1,959)
Decrease (increase) in prepaid expenses and other assets	515	(2,184)
(Decrease) increase in accounts payable and accrued expenses	(1,690)	3,843
Increase in due to affiliate	425	290
Net cash (used in) provided by operating activities	(8,028)	16,773
Investing Activities:
Capital expenditures	(7,760)	(6,625)
Increase in restricted cash	(1,306)	(2,301)
Net cash used in investing activities	(9,066)	(8,926)
Financing Activities:
Payments on mortgage and other loans	-	(535,000)
Borrowings under mortgages	-	425,000
Payments on revolving credit facility	-	(18,500)
Contributions	21,500	151,514
Distributions	(19,700)	-
Financing costs	-	(7,638)
Net cash provided by financing activities	1,800	15,376
Net change in cash and cash equivalents	(15,294)	23,223
Cash and cash equivalents, beginning of period	23,223	-
Cash and cash equivalents, end of period	$7,929	$23,223
Supplemental Schedule of Noncash Activities:
Net assets contributed by partner, net of cash contributed (Note 1)	$—	$37,371
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest, net of amounts capitalized (Note 5)	$24,615	$21,113

The accompanying notes to the consolidated financial statements are an integral part of these statements.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.    GENERAL

Operations:
BSK Del Partner, L.P. (Partnership), a Delaware limited partnership, was formed in 2011 to acquire, own and operate the Hotel del Coronado (the Resort). The Resort is a luxury, full-service hotel located in Coronado, California.

On February 4, 2011 (Inception Date), SHC KSL Partners, L.P. formed the Partnership with an unaffiliated third party, an affiliate of Blackstone Real Estate Advisors VI L.P. (Blackstone). Blackstone obtained a 60% ownership interest in the Partnership and is the general partner. SHC KSL Partners, L.P. obtained a 40% ownership interest and is a limited partner. Through wholly-owned subsidiaries, Strategic Hotel Funding, L.L.C. (SH Funding), an affiliate of Strategic Hotels & Resorts, Inc. (SHR), held 85.8% general and limited partnership interests in SHC KSL Partners, L.P, giving it a 34.3% ownership interest in the Partnership. The remaining 14.2% limited partnership interest in SHC KSL Partners, L.P. was held by KSL DC Newco, L.L.C. (KSL), giving it a 5.7% ownership interest in the Partnership. An affiliate of KSL, KSL HdC Management Co., L.L.C. (KSL Management), operated the Resort under a long-term management contract. As part of the transaction, SHR and Blackstone received financing fees of $1,700,000 and $1,800,000, respectively. SHC KSL Partners, L.P. contributed the following net assets as part of the formation of the Partnership (in thousands):

Property and equipment	$546,247
Intangible assets	44,753
Restricted cash	6,422
Accounts receivable, net	3,703
Deferred financing costs	3,500
Deferred tax asset	1,855
Prepaid expenses and other assets	4,499
Mortgage and other loans payable	(553,500)
Accounts payable and accrued expenses	(20,108)
Total net assets contributed, net of cash contributed	$37,371

On December 17, 2012, SH Funding and Blackstone bought out KSL's equity position in SHC KSL Partners, L.P., changing the name to SHR del Partners, L.P. The buy-out transaction increased SH Funding's ownership interest in the Partnership to 36.4% and Blackstone's ownership interest to 63.6%. Concurrently, the Partnership terminated the existing long-term management agreement with KSL Management; however, KSL Management continues to manage the Resort under a short-term, cancelable management agreement (see Note 4).

The structure of the Partnership and its subsidiaries is designed to allow SHR to continue to qualify as a real estate investment trust (REIT), which is generally not subject to federal income taxes. Accordingly, under tax regulations, SH Funding has an indirect 40% interest in a wholly-owned operating tenant subsidiary that qualifies as a taxable REIT subsidiary (TRS). The TRS is subject to federal income taxes on its taxable income and, under the terms of the Partnership’s limited partnership agreement, all of the earnings and losses of the TRS, as well as contributions to and distributions from the TRS, are ultimately allocated to SH Funding.

With the exception of the TRS described above, allocations of net income and losses, as well as cash distributions from operations to the partners, are allocated in accordance with the partners’ pro-rata ownership interests pursuant to the Partnership’s limited partnership agreement. Additionally, any distribution of sales or financing proceeds is allocated to the partners in accordance with the partners’ pro-rata ownership interests pursuant to the Partnership’s limited partnership agreement.

A wholly-owned subsidiary of SH Funding, SHC DTRS, Inc. (Asset Manager) acts as asset manager and earns an asset management fee equal to 1.0% of gross revenue, certain development fees, and if applicable, an incentive fee equal to one-third of the incentive fee paid to the hotel operator under the hotel management agreement. SHR del Partners, L.P. will earn a profit-based incentive fee of 20.0% of all distributions of the Partnership that exceed both a 20.0% internal rate of return and two times return on invested equity.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:
The accompanying consolidated financial statements include the financial position and results of operations of the Partnership and its wholly-owned subsidiaries. The accompanying consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events:

The Partnership has evaluated subsequent events through March 28, 2013 the date the consolidated financial statements were available to be issued.

Property, Equipment and Depreciation:

Property and equipment consists of land, buildings, site improvements and furniture, fixtures and equipment, and was recorded at fair value upon formation of the Partnership (see Note 3). Repairs and maintenance costs are expensed as incurred. Depreciation is computed on a straight-line basis over the following useful lives:

Buildings	39 years
Site improvements	15 years
Furniture, fixtures and equipment	4 to 5 years

Improvements in progress include amounts paid for capital projects at the Resort that are in the process of being constructed, renovated or expanded. Completed renovations and improvements related to the Resort are capitalized and depreciated over their estimated useful lives. Interest expense, development fees and project related salary and benefit costs incurred during a development or renovation period are capitalized.

Intangible Assets:

Intangible assets at December 31, 2012 and 2011 included (in thousands):

	2012	2011	Useful Life
Franchise rights and trade name	$42,388	$42,388	Indefinite-lived
Advanced bookings	—	2,365	23 months
	42,388	44,753
Accumulated amortization	—	(1,137)
Intangible assets, net	$42,388	$43,616

Amortization of finite-lived intangible assets is computed on a straight-line basis over the respective useful lives. For the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, amortization expense of intangible assets was $1,228,000 and $1,137,000, respectively.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment:

Property and Equipment
The Partnership reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying value over the fair value of the asset, with fair value determined based on estimated future discounted cash flows or other relevant data as to the fair value of the asset. There were no indicators of impairment of property and equipment during the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011.
Intangible Assets
Indefinite-lived intangible assets are reviewed for impairment at least annually as of December 31 and whenever circumstances or events indicate potential impairment. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount, with fair value determined based on estimated future discounted cash flows or other relevant data as to the fair value of the asset. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Finite-lived intangible assets are reviewed for impairment whenever circumstances or events indicate potential impairment, as part of the Partnership’s property and equipment impairment process described above. For the years ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, no impairments of the Partnership’s intangible assets were identified.

Deferred Financing Costs:

Deferred financing costs consist of loan fees and other costs incurred in connection with obtaining the Partnership’s loans. The deferred financing costs have been capitalized and are being amortized to interest expense over the initial maturity of the underlying loans using the straight-line method, which approximates the effective interest method.
Inventories:

Inventories, which are included in prepaid expenses and other assets on the accompanying consolidated balance sheets, consist of food and beverage stock and in-use and unused inventories of linen, china, glassware and silver located at the Resort. Food and beverage stock are stated at the lower of cost, determined based on the weighted-average method, or market.

Cash and Cash Equivalents:

The Partnership considers all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with purchased or original maturities of three months or less to be cash and cash equivalents.

Restricted Cash:

As of December 31, 2012 and 2011, restricted cash included reserves of $6,315,000 and $5,618,000, respectively, required by the mortgage and other loan agreements (see Note 5). Additionally, the Partnership is required to fund 4% of gross revenues into an escrow reserve to be used for property and equipment replacement in accordance with the hotel management agreement. As of December 31, 2012 and 2011, the balance of this escrow reserve was $3,714,000 and $3,105,000, respectively.

Revenue Recognition:

Revenues include room, food and beverage and other hotel operating revenue such as retail, spa and parking. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are rendered.

Income Taxes:

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses attributable to its TRS entity. The tax consequences of the Partnership’s’ other revenues and expenses, unrelated to its TRS entity, are the responsibility of its partners. Through its TRS entity, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Partnership evaluates uncertain tax positions in accordance with accounting guidance. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Derivative Instruments and Hedging Activities:

The Partnership recognizes all derivatives as either assets or liabilities on the consolidated balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or (b) a hedge of the exposure to variable cash flows of a forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Self-Insurance:

The Partnership is self-insured for certain losses relating to workers’ compensation and general liability claims. The Partnership also maintains aggregate stop-loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Partnership’s estimates of the aggregate liability for uninsured claims. To the extent actual losses from such claims vary from these estimates in future periods, the Partnership’s insurance reserves could differ significantly, resulting in either higher or lower future insurance expense.

Fair Value of Financial and Nonfinancial Instruments:

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy has been established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

New Accounting Guidance:

In July 2012, the Financial Accounting Standards Board amended its guidance on the testing of indefinite-lived intangibles impairment to allow an entity the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. When adopted, the new guidance is not expected to materially impact the Partnership's financial statements.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	PROPERTY AND EQUIPMENT
The following summarizes the Partnership’s investment in property and equipment as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Land	$156,783	$156,783
Buildings	338,881	338,881
Furniture, fixtures and equipment	40,220	37,271
Site improvements	7,055	7,055
Improvements in progress	17,542	12,882
Total property and equipment	560,481	552,872
Less accumulated depreciation	(35,297)	(16,625)
Net property and equipment	$525,184	$536,247

4.	MANAGEMENT AGREEMENTS
The Resort was managed by KSL Management under a long-term management agreement with an initial maturity date of December 31, 2026, subject to two 10-year extensions at KSL Management's option. The terms of the agreement required KSL Management to supervise and direct the operation of the Resort by providing such services as on-site management, central training, advertising and promotion, reservation system, payroll and accounting services and such additional services as needed. Base management fees were 3% of gross revenues of the Partnership (as defined in the management agreement). In addition, an incentive fee was payable if certain criteria were met. Additionally, KSL Management received a project development fee of 4% of the Partnership’s development costs (as defined in the management agreement).

On December 17, 2012, the Partnership paid $21,500,000 to terminate the existing long-term management agreement with KSL Management. The $21,500,000 was recognized in corporate expenses on the consolidated statement of operations for the year ended December 31, 2012. However, KSL Management continues to manage the Resort under a short-term, cancelable management agreement with an initial maturity date of March 31, 2013, subject to 60-day automatic extension periods. The short-term management agreement can be terminated by either the Partnership or KSL Management, with a 60-day notice to the other party. KSL Management earns base management fees under the short-term management agreement of 1% of gross revenues of the Partnership.

In connection with its operations and in accordance with the long-term and short-term management agreements, the Partnership incurred charges for services, programs and allocated costs from KSL Management and certain of KSL Management’s affiliates. Salary, employee benefits and other employment costs applicable to KSL Management’s employees that directly operate the Partnership’s business are directly funded by the Partnership.

For the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, the Partnership incurred the following fees (in thousands):

	Financial Statement Location	2012	2011
Type of Fee Paid to Manager
Base management fees	Hotel management fees	$3,933	$3,629
Project development fee	Property and equipment	—	22
Group services fee	Other departmental expenses	1,408	1,266
Reimbursable expenses	Other departmental expenses	673	588

There were no incentive fees incurred during the year ended December 31, 2012 or the period February 4, 2011 (Inception Date) to December 31, 2011. As of December 31, 2012 and 2011, the Partnership had a payable to KSL Management of $552,000 and $899,000, respectively, consisting mainly of management fees, group services fees and reimbursable expenses, included in accounts payable and accrued expenses.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Asset Manager, an affiliate of SH Funding, acts as asset manager for the Partnership and earns fees under an asset management agreement with the Partnership. Under the terms of the agreement, the Asset Manager receives fees amounting to 1% of the Partnership’s gross revenues (the Base Fee) and 2% of the Partnership’s development costs (the Project Management Fee) (as defined in the agreement). In addition, the Asset Manager earns certain incentive fees as provided by the agreement.

For the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, the Partnership incurred the following fee, included in corporate expenses on the consolidated statements of operations (in thousands):

	2012	2011
Base Fee to Asset Manager	$1,345	$1,210

As of December 31, 2012 and 2011 the Partnership had a payable to the Asset Manager for Base Fees of $715,000 and $290,000, respectively, included in due to affiliate on the consolidated balance sheets.

5.	INDEBTEDNESS

Mortgages Payable:
Upon formation of the Partnership, all contributed debt outstanding was paid off in full or converted to equity. On the Inception Date, the Partnership entered into new mortgage and mezzanine loans with German American Capital Corporation, as the lender. The mortgage and mezzanine loans are secured by a mortgage on the Resort and various pledges of equity interests in subsidiaries of the Partnership.

Mortgages payable at December 31, 2012 and 2011 consisted of the following (in thousands):

	Spread (a)	2012	2011
Mortgage loan	3.19%	$275,000	$275,000
First mezzanine loan	7.75%	50,000	50,000
Second mezzanine loan	7.75%	50,000	50,000
Third mezzanine loan	7.75%	50,000	50,000
Total mortgages payable		$425,000	$425,000

(a)
Interest is paid monthly at the applicable spread over London Interbank Offered Rate (LIBOR) (0.21% and 0.30% at December 31, 2012 and 2011, respectively), subject to a 1% LIBOR floor. The blended interest rate on the mortgages at December 31, 2012 and 2011 was 5.80%.

Principal on the mortgage and mezzanine loans have an initial maturity of March 9, 2013, with three one-year extension options. In March 2013, the Partnership entered into new $475,000,000 mortgage and mezzanine loans that replace the previous $425,000,000 mortgage and mezzanine loans. The $475,000,000 loan has an initial two-year term with three, one-year extension options, subject to certain conditions. Interest is payable monthly at an annual blended interest rate of LIBOR plus 3.65%.

Total interest expense includes a reduction related to capitalized interest for the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011 of $462,000 and $474,000, respectively. Total interest expense includes amortization of deferred financing costs of $5,569,000 and $5,105,000 for the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, respectively.

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	LEASES

The Partnership leases commercial space at the Resort to various parties under operating leases expiring at various dates through 2016. For the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, the Partnership recorded rental income of $669,000 and $517,000, respectively, in other hotel operating revenue on the consolidated statements of operations. Future minimum rental commitments to be received under non-cancelable operating leases as of December 31, 2012 are as follows (in thousands):

Years ending December 31,
2013	$432
2014	383
2015	341
2016	203
Total	$1,359

7.	DERIVATIVES

The Partnership manages interest rate risk by varying its exposure to variable rates while attempting to minimize interest costs. The Partnership principally manages its variable interest rate risk through the use of interest rate caps. The Partnership enters into interest rate cap agreements with high credit quality counterparties in order to reduce its exposure to credit losses. The caps limit the Partnership’s exposure on its variable rate debt that would result from an increase in interest rates. The Partnership’s lender, as stipulated in the respective loan agreements, generally requires such caps. The Partnership recognizes all derivatives at fair value in prepaid expenses and other assets on the consolidated balance sheets.
The Partnership has determined that the majority of the significant inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. The valuation of the interest rate caps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

Derivatives Not Designated as Hedging Instruments:
Derivatives not designated as hedges are not speculative and are used to manage the Partnership’s exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Partnership has the following outstanding interest rate derivatives as of December 31, 2012 that were not designated as hedging instruments (in thousands):

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest rate caps	4	$425,000

As of December 31, 2012 and 2011, the Partnership had four interest rate caps with a total notional amount of $425,000,000 that have LIBOR strike rates of 2.0%, increasing to 2.50% in February 2013 and maturity dates in March 2013.

Fair Values of Derivative Instruments:

The table below presents the fair value of the Partnership’s derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011 (in thousands):

	Balance Sheet Location	Fair Value as of December 31, 2012	Fair Value as of December 31, 2011
Derivatives not designated as hedging instruments:
Interest rate caps	Prepaid expenses and other assets	$—	$24

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effect of Derivative Instruments on the Consolidated Statements of Operations:

The table below presents the effect of the Partnership’s derivative financial instruments on the consolidated statements of operations for the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011 (in thousands):

Derivatives Not Designated as Hedging Instruments	2012	2011
Interest rate caps:
Loss recognized in other expenses, net	$(24)	$(1,808)

8.	INCOME TAXES

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS. Generally, the Partnership is not open to audit under the statute of limitations by the Internal Revenue Service for the years prior to December 31, 2009 and is not open to audit by the California state taxing authorities for the years prior to December 31, 2008.

The components of deferred taxes recognized in the accompanying consolidated balance sheets at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Net operating loss carryforward	$2,074	$1,691
Tax basis in excess of book basis	1,296	1,152
Valuation reserve	(1,296)	(1,152)
Deferred tax asset	$2,074	$1,691

For income tax purposes, the Partnership’s net operating losses can be carried forward for a time period of 20 years, which expire on various dates from 2025 to 2032. Realization is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Although realization is not assured, the Partnership believes it is more likely than not that all of the net operating loss carryforwards will be realized.

The Partnership provides a full valuation against the tax basis in excess of book basis as this excess tax basis will generate a capital loss. The Partnership does not anticipate generating any future capital gains to realize the capital loss.

For the year ended December 31, 2012 and the period February 4, 2011 (Inception Date) to December 31, 2011, net deferred tax benefit (expense) was $383,000 and $(164,000), respectively.

9.	COMMITMENTS AND CONTINGENCIES

Environmental Matters:

The Partnership’s property has been subjected to environmental site assessments. None of the environmental assessments have revealed, nor is the Partnership aware of any environmental liability that it believes would have a material effect on its business or consolidated financial statements.

Litigation:

The Partnership is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, the Partnership does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material effect on its business or consolidated financial statements.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2012 and 2011, the carrying amounts of certain financial instruments employed by the Partnership, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses were representative of their fair values because of the short-term maturity of these instruments.  At December 31, 2012, the

BSK DEL PARTNER, L.P. (SUCCESSOR)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Partnership estimated the fair value of the variable-rate loans to be approximately $2,000,000 higher than the carrying value of $425,000,000. Additionally, the fair value of the variable-rate loans approximated the carrying value as of December 31, 2011, due to the Partnership entering into the loan agreement during the period ended December 31, 2011.

The Partnership estimated the fair value of the debt using a future discounted cash flow analysis based on the use and weighting of multiple market inputs being considered. Based on the frequency and availability of market data, all inputs used to measure the estimated fair value of the debt are Level 2 inputs. The primary sensitivity in these calculations is based on the selection of appropriate discount rates.

11.	SUBSEQUENT EVENT

In March 2013, the Partnership entered into new loan agreements (see note 5).

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	For the period from January 1, 2011 to February 3, 2011 (Unaudited)	For the year ended December 31, 2010 (Unaudited)
Revenues:
Rooms	$3,823	$61,605
Food and beverage	3,578	45,267
Other hotel operating revenue	1,373	21,089
Total revenues	8,774	127,961

Operating Costs and Expenses:
Rooms	1,301	18,507
Food and beverage	2,376	26,803
Other departmental expenses	3,282	35,603
Hotel management fees	261	3,657
Other hotel expenses	595	6,928
Corporate expenses	729	1,628
Depreciation and amortization	1,210	16,504
Total operating costs and expenses	9,754	109,630
Operating (loss) income	(980)	18,331
Interest expense	(1,729)	(17,638)
Interest income	1	8
(Loss) gain on extinguishment of debt	—	24,500
Other income, net	—	150
(Loss) income before income taxes	(2,708)	25,351
Income tax benefit	669	503
Net (loss) income	$(2,039)	$25,854

The accompanying notes to the combined financial statements
are an integral part of these statements.

1

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In Thousands)

	For the period from January 1, 2011 to February 3, 2011 (Unaudited)	For the year ended December 31, 2010 (Unaudited)
Net (loss) income	$(2,039)	$25,854
Other comprehensive income:
Derivatives activity	121	663
Comprehensive (loss) income	$(1,918)	$26,517

The accompanying notes to the combined financial statements
are an integral part of these statements.

2

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
COMBINED STATEMENTS OF PARTNERS’ DEFICIT
(In thousands)

	Capital Contributions	Distributions	Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Partners’ Deficit
Balance at January 1, 2010 (Unaudited)	$138,876	$(420,888)	$43,946	$(784)	$(238,850)
Net income	—	—	25,854	—	25,854
Derivatives activity	—	—	—	663	663
Balance at December 31, 2010	138,876	(420,888)	69,800	(121)	(212,333)
Net loss	—	—	(2,039)	—	(2,039)
Derivatives activity				121	121
Balance at February 3, 2011 (Unaudited)	$138,876	$(420,888)	$67,761	$—	$(214,251)

The accompanying notes to the combined financial statements
are an integral part of these statements.

3

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	For the period from January 1, 2011 to February 3, 2011 (Unaudited)	For the year ended December 31, 2010 (Unaudited)
Operating Activities:
Net (loss) income	$(2,039)	$25,854
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Deferred income tax	(669)	(574)
Depreciation and amortization	1,210	16,504
Amortization of deferred financing and other costs	121	2,696
Gain on extinguishment of debt	—	(24,500)
Mark to market of derivative financial instruments	—	38
Decrease (increase) in accounts receivable	2,092	(3,060)
Decrease (increase) in prepaid expenses and other assets	372	(564)
Increase in accounts payable and accrued expenses	971	1,470
(Decrease) increase in due to affiliate	(207)	44
Net cash provided by operating activities	1,851	17,908
Investing Activities:
Capital expenditures	(104)	(3,726)
Increase in restricted cash	(16)	(2,413)
Net cash used in investing activities	(120)	(6,139)
Financing Activities:
Payments on mortgage and other loans	—	(13,000)
Net cash used in financing activities	—	(13,000)
Net change in cash and cash equivalents	1,731	(1,231)
Cash and cash equivalents, beginning of period	11,329	12,560
Cash and cash equivalents, end of period	$13,060	$11,329
Supplemental Schedule of Noncash Activities:
Mark to market of derivative instruments	$—	$303
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest, net of amounts capitalized (Note 4)	$1,094	$15,050

The accompanying notes to the combined financial statements
are an integral part of these statements.

4

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	GENERAL AND BASIS OF PRESENTATION

The Hotel del Coronado Entities (Predecessor) were formed in 2003 to acquire, own and operate the Hotel del Coronado (the Resort), located in Coronado, California. The Resort is a luxury, full-service hotel that was subject to a long-term management agreement.

The accompanying combined financial statements include the combined results of operations of the Predecessor. These financial statements have been combined as the Predecessor entities are under common ownership and management and have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany transactions and balances have been eliminated in combination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events:

The Predecessor has evaluated subsequent events through March 28, 2013 the date the combined financial statements were available to be issued.

Depreciation:

Depreciation is computed on a straight-line basis over the following useful lives:

Buildings	37 - 39 years
Leasehold, building and site improvements	5 - 15 years
Furniture, fixtures and equipment	3 - 10 years

Deferred Financing Costs:

Deferred financing costs are being amortized to interest expense over the life of the underlying loan using the straight-line method, which approximates the effective interest method. In determining the life of the loan, the Predecessor considers the extension option periods when (a) it is the Predecessor's intention, at loan inception, to exercise the options and renew the loan to extend through the option periods, and (b) such extension is at the discretion of the Predecessor without a requirement of significant financial obligation upon such extension. If the aforementioned criteria are not met, the Predecessor does not include the extension periods in the life of the loan. Upon early extinguishment of the debt, the unamortized deferred financing costs are written off and included in the loss on early extinguishment of debt.
Revenue Recognition:

Hotel revenues

Revenues include room, food and beverage and other hotel operating revenue such as long-distance telephone service and hotel condominium and space rentals. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are rendered.

5

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Rental of hotel condominium units

Hotel condominium owners have contracted with the Resort to allow their unused room nights to be rented out as hotel rooms. Under the terms of the contract, 50% of the gross rental income of each unit is to be remitted to the respective unit owner. The gross rental income is included in rooms revenue on the accompanying combined statements of operations. The rental commissions remitted to the hotel condominium unit owners is included in rooms operating costs and expenses on the accompanying combined statements of operations. All other expenses related to the hotel condominium units are included in rooms operating costs and expenses in the accompanying combined statements of operations.

Income Taxes:

Under the provisions of the Internal Revenue Code and applicable state laws, the Predecessor is only subject to taxation of income on the profits and losses attributable to its taxable real estate investment trust subsidiary (TRS). The tax consequences of the Predecessor's other revenues and expenses, unrelated to its TRS entity, are the responsibility of its partners. Through its TRS entity, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Self-Insurance:

The Predecessor is self-insured for certain losses relating to workers' compensation and general liability claims. The Predecessor also maintains aggregate stop-loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Predecessor's estimates of the aggregate liability for uninsured claims. To the extent actual losses from such claims vary from these estimates in future periods, the Predecessor's insurance reserves could differ significantly, resulting in either higher or lower future insurance expense.

3.	MANAGEMENT AGREEMENTS

The Resort is is subject to a management agreement with an initial term of 20 years, subject to two 10-year extensions at the Resort manager's option. The terms of the agreement require the manager to supervise and direct the operation of the Resort by providing such services as on-site management, central training, advertising and promotion, reservation system, payroll and accounting services and such additional services as needed. Base management fees are 3% of gross revenues of the Predecessor (as defined in the agreement). In addition, an incentive fee may be paid if certain criteria are met. Additionally, the manager receives a project development fee of 4% of the Predecessor's development costs (as defined in the management agreement).

In connection with their operations and per the management agreement, the Predecessor incurred charges for services, programs and allocated costs from the manager and certain of the manager's affiliates. Salary, employee benefits and other employment costs applicable to the manager's employees that directly operate the Predecessor's business are directly funded by the Predecessor.

For the period from January 1, 2011 to February 3, 2011 and the year ended December 31, 2010, the Predecessor incurred the following fees (in thousands):

Type of Fee Paid to Manager	For the period from January 1, 2011 to February 3, 2011	For the year ended December 31, 2010
Base management fees	$261	$3,657
Project development fees	—	68
Group services fee	83	1,282
Reimbursable expenses	54	648

An affiliate of one of the Predecessor's partners acts as asset manager for the Predecessor and earns fees under an asset management agreement with the Predecessor. Under the terms of the agreement, the asset manager receives fees amounting to 1% of the Resort's gross revenues (the Base Fee) and 2% of the Predecessor's development costs (the Project Management

6

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Fee) (as defined in the agreement). In addition, the asset manager earns financing fees of 0.325% of any debt principal placed on behalf of the Predecessor as well as certain incentive fees as provided by the agreement.

For the period from January 1, 2011 to February 3, 2011 and for the year ended December 31, 2010 , the Predecessor incurred the following fees, included in corporate expenses on the combined statements of operations (in thousands):

Type of Fee Paid to SHR	For the period from January 1, 2011 to February 3, 2011	For the year ended December 31, 2010
Base Fee	$87	$1,219
Project Management Fee	—	34

4.	INDEBTEDNESS

In December 2010, the Predecessor purchased a portion of its outstanding indebtedness at a discounted pay-off and recognized a gain on the extinguishment of debt of $24,500,000.

Total interest expense includes a reduction related to capitalized interest for the period from January 1, 2011 to February 3, 2011 and for the year ended December 31, 2010 $14,000 and $167,000, respectively.

5.	LEASES AND OTHER ARRANGEMENTS

The Predecessor leases commercial space at the Resort to various parties under operating leases. For the period from January 1, 2011 to February 3, 2011 and for the year ended December 31, 2010, the Predecessor recorded rental income of $59,000 and $491,000, respectively, in other hotel operating revenue on the combined statements of operations.

6.	DERIVATIVES

The Predecessor manages interest rate risk by varying its exposure to variable rates while attempting to minimize interest costs. The Predecessor principally manages its variable interest rate risk through the use of interest rate caps. The Predecessor enters into interest rate cap agreements with high credit quality counterparties in order to reduce its exposure to credit losses. The caps limit the Predecessor's exposure on its variable rate debt that would result from an increase in interest rates. The Predecessor's lenders, as stipulated in the respective loan agreements, generally require such caps. Upon extinguishment of debt, income effects of cash flow hedges are reclassified from accumulated other comprehensive loss (OCL) to interest expense or loss on early extinguishment of debt as appropriate.
The Predecessor has determined that the majority of the significant inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. The valuation of the interest rate caps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Predecessor incorporates credit valuation adjustments to appropriately reflect both of its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Predecessor has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivatives in Cash Flow Hedging Relationships:

The Predecessor's objective in using interest rate derivatives is to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated OCL and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the changes in fair value of the derivatives is recognized directly in earnings. Amounts reported in accumulated OCL related to derivatives will be reclassified to interest expense as interest payments are made on the Predecessor's variable-rate debt.

Derivatives Not Designated as Hedging Instruments:
Derivatives not designated as hedges are not speculative and are used to manage the Predecessor's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

7

HOTEL DEL CORONADO ENTITIES (PREDECESSOR)
NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Effect of Derivative Instruments on the Statements of Operations:

The table below presents the effect of the Predecessor's derivative financial instruments on the combined statements of operations for the period from January 1, 2011 to February 3, 2011 and for the year ended December 31, 2010 (in thousands):

	For the period from January 1, 2011 to February 3, 2011	For the year ended December 31, 2010
Derivatives in Cash Flow Hedging Relationships
Interest rate caps:
Effective portion of loss recognized in accumulated OCL	$—	$(303)
Effective portion of loss reclassified into interest expense	$(121)	$(965)

Derivatives Not Designated as Hedging Instruments
Interest rate caps:
Loss recognized in other income, net	$—	$(38)

7.	INCOME TAXES

Under the provisions of the Internal Revenue Code and applicable state laws, the Predecessor is only subject to taxation of income on the profits and losses from its TRS.

For the period from January 1, 2011 to February 3, 2011 and for the year ended December 31, 2010, the net deferred tax benefit was $669,000 and $574,000, respectively.

8.	COMMITMENTS AND CONTINGENCIES

Environmental Matters:

The Predecessor's properties have been subjected to environmental reviews. None of the environmental assessments have revealed, nor is the Predecessor aware of any environmental liability (including asbestos-related liability) that it believe would have a material effect on its business or combined financial statements.

Litigation:

The Predecessor is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, the Predecessor does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material effect on its business or combined financial statements.

9.	SUBSEQUENT EVENT

The Predecessor contributed the Resort to a newly formed joint venture, BSK Del Partner, L.P., on February 4, 2011.

8